UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Psychemedics Corp

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

744375205

(CUSIP Number)

PETER H. KAMIN

2720 Donald Ross Road, #311

Palm Beach Gardens, FL 33410

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744375205

1	NAME OF REPORTING PERSON

PETER H. KAMIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		455,200*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

455,200*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

455,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 148,765 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003, of which Peter H. Kamin (“Kamin”) is the sole trustee, 67,478 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997 of which Kamin is the trustee, and 34,527 shares of Common Stock held by 3K Limited Partnership, of which Kamin is the General Partner.

2

CUSIP No. 744375205

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

All of the Shares held by the Reporting Person to which this Statement relates were purchased using the personal funds of the Reporting Person in open market purchases. The aggregate amount of funds used for the purchase of the securities held by the Reporting Person reported herein was approximately $3,131,800 excluding commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned the Reporting Person is based upon 5,542,232 Shares outstanding as of August 9, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2021.

3

CUSIP No. 744375205

As of the close of business on the date hereof, the Reporting Person may be deemed to beneficially own the 455,200 Shares, constituting approximately 8.2% of the Shares outstanding.

(c)       Except as set forth on Schedule A hereto, the Reporting Person has not entered into any transactions in the Common Stock during the past sixty days.

4

CUSIP No. 744375205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2021

/s/ Peter H. Kamin
Peter H. Kamin

5

CUSIP No. 744375205

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

PETER H. KAMIN

07/09/2021	Common Stock	4,000	6.83
07/14/2021	Common Stock	3,552	6.76
07/15/2021	Common Stock	1,099	6.80
07/19/2021	Common Stock	19,716	6.59
07/21/2021	Common Stock	1,100	6.84
08/03/2021	Common Stock	2,752	6.81
08/04/2021	Common Stock	2,751	6.80
08/05/2021	Common Stock	2,500	6.83
08/09/2021	Common Stock	5,410	6.78
08/11/2021	Common Stock	16,418	6.80
08/12/2021	Common Stock	5,400	6.78
08/13/2021	Common Stock	8,381	6.74
08/16/2021	Common Stock	10,900	6.81
08/17/2021	Common Stock	17,520	6.79
08/18/2021	Common Stock	6,239	6.77